Filed Pursuant to Rule 433

Registration Statement No. 333-181749-04

Dated August 12, 2013

Commonwealth Edison Company

Pricing Term Sheet

Issuer:	Commonwealth Edison Company

Ratings:	A3 (Moody’s); A- (S&P); BBB+ (Fitch)

Securities:	First Mortgage 4.60% Bonds, Series 114

Settlement Date:	August 19, 2013 (T+5)

Principal Amount:	$350,000,000

Maturity:	August 15, 2043

Coupon:	4.60%

Benchmark Treasury:	2.875% due May 15, 2043

Benchmark Treasury Price and Yield:	85-09; 3.694%

Spread to Benchmark Treasury:	92 basis points

Yield to Maturity:	4.614%

Offering Price:	99.774%

Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2014

Redemption Provisions:	At any time prior to February 15, 2043, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 15 basis points; and on or after February 15, 2043, at 100% of the principal, plus, in each case, accrued interest to but excluding the redemption date

CUSIP/ ISIN:	202795 JB7/ US202795JB74

Joint Book Running Managers:	Mitsubishi UFJ Securities (USA), Inc. Morgan Stanley & Co. LLC UBS Securities LLC Credit Agricole Securities (USA) Inc. U.S. Bancorp Investments, Inc.

Senior Co-Manager:	TD Securities (USA) LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc. George K. Baum & Company

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mitsubishi UFJ Securities (USA), Inc. at 1-877-649-6848, Morgan Stanley & Co. LLC at 1-866-718-1649 and UBS Securities LLC at 1-877-827-6444, ext. 5613884.